FORM 6-K



                      Securities and Exchange Commission
                            washington, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of         OCTOBER                                       2004
                         ------------------------------------------  ---------
Commission File Number   000-23464
                         ------------------------------------------  ---------


                               Hummingbird Ltd.
-------------------------------------------------------------------------------
                (Translation of registrant's name into English)


               1 Sparks Avenue, Toronto, Ontario M2H 2W1, Canada
-------------------------------------------------------------------------------
                   (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

               Form 20-F                    Form 40-F     X
                        -----------                     ----------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes                          No     X
                  ------------                  ------------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

                                DOCUMENT INDEX



Document                                                               Page No.
--------                                                               --------

     1.        Hummingbird Strengthens Industry Leadership in              4
               Records Management and Compliance Solutions
               Globally

     2.        Hummingbird to Demonstrate Industry Leading                 8
               End-to-End Content Management Solutions at ARMA
               2004

     3.        Hummingbird 'Celebrating Success' at Summit 2005 in        11
               Miami, Florida

     4.        Hummingbird to Provide Enhanced Lotus Notes                14
               Integration for End-to-End Enterprise Content
               Management and Compliance

     5.        Hummingbird Enterprise Content Integration Delivers        18
               Unique Solution to Improve Security and Management of Enterprise Content

     6.        Hummingbird Delivers Complete Data Integration             21
               Offering with the Release of Hummingbird
               Integration Suite

     7.        Barry Litwin Appointed CEO of Hummingbird; Fred            25
               Sorkin Remains Chairman

     8.        Hummingbird Reports Continued Growth in Sales and          28
               Earnings in Fourth Quarter

     9.        The City of Rotterdam Selects Hummingbird                  33
               Enterprise for Municipality-Wide Document and
               Records Management System

     10.       Hummingbird Positioned in the Leader Quadrant in           37
               2004 Enterprise Content Management (ECM) Magic
               Quadrant

                                                                    Document 1

[HUMMINGBIRD GRAPHIC OMITTED]

            Hummingbird Strengthens Industry Leadership in Records
                 Management and Compliance Solutions Globally

  Comprehensive lifecycle management of paper, electronic and e-mail records enables organizations to build standards-based compliance solutions

Toronto, Ontario and ARMA, Long Beach, California - October 4, 2004 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) solutions, today announced that its records management solutions have been adopted worldwide to manage standards-based compliance solutions. Hummingbird's Records Management (RM) solutions establish comprehensive lifecycle management of all physical and electronic corporate knowledge assets, such as paper-based and electronic documents, business transactions, e-mails, and scanned images - from creation to ultimate disposition.

Many industries are affected by regulations or legislation that require strict records management policies. Hummingbird's suite of RM capabilities allows organizations to apply long term access, audit and retention control of all content and enables its customers to be compliant with regulatory and legislative requirements such as Sarbanes-Oxley, SEC 17a, NASD 3010, HIPAA, ISO 15489, and FDA 21CFR11. Hummingbird's products have been certified on U.S. DoD 5015.2 as well as the UK TNA 2002 specification.

Hummingbird anticipated the convergence of content and records management applications and was first to market with an integrated offering in a single repository that manages all in-process content and final records in physical and electronic formats. Customers can classify not only traditional content as records, but also e-mail, instant messages, and rich media. This reduces risk exposure for organizations, averting the consequences of failure to comply with established retention policies, and reduces the costs associated with a discovery order.

The 2003 acquisitions of New York-based LegalKEY(R) Technologies, Inc., and UK-based Valid Information Systems, in addition to the existing Hummingbird Enterprise(TM) RM offering, further advances Hummingbird's position as a leading provider of enhanced records management and compliance solutions that span public sector and industry deployments globally. The suite of records management solutions offer customers a solid platform for lifecycle management processes of information assets - physical or electronic, in-process or final
- enabling organizations to build solid records and compliance management practices.

Records management is a practice that requires diverse approaches. Hummingbird has a suite of solutions designed to address them. Leading firms, across multiple industry sectors around the world, including professional services, manufacturing, government and financial services, deploy the Hummingbird records management solutions.

The Inter-American Development Bank (IDB) began an enterprise-wide deployment of Hummingbird Document Management (DM) and RM in April of 2003, after extensive testing and piloting. The integrated solution is used by approximately 1,800 users throughout the organization, both in its headquarters in Washington, D.C. and in its offices located in 28 member countries, mostly in Latin America and the Caribbean.

According to information supplied by J. Thomas Converse, CA, CRM, Chief, Records Management Section, Inter-American Development Bank, the IDB purchased Hummingbird's integrated DM, RM and imaging solutions in order to implement both an electronic document management system and a records management system in a manner which would have minimal impact on end users. The goal was to provide the means to capture documents in the corporate system as required by its policies on records retention and disposition, while providing a tool for Bank staff to move to a more digital working environment. At the same time, the system had to provide end users with both direct and remote access to official documents and records online. As it has evolved, the system has been integrated with the Bank's existing portal and has been used to develop an in-house correspondence control system which is an integral part of the document flow in various units of the organization.

In 2000, Agriculture and Agri-Food Canada joined other Government of Canada departments and agencies in the Records, Document, and Information Management System (RDIMS) shared system initiative that addresses information management challenges. At Agriculture and Agri-Food Canada, the RDIMS solution integrates Hummingbird's document management, records management, workflow, routing, imaging, and reporting.

"Building on our RDIMS implementation and utilizing our foundation of functionality, we created a single integrated system to manage all electronic documents, including correspondence, on a single, uniform platform that tracks document centric processes, and employs common business rules for records and document control. With the increased use of electronic communication such as e-mail, one of our biggest business challenges is to keep vital electronic records from being inadvertently destroyed, lost or made inaccessible," said Dan Laroque, Assistant Director, Information Management Utilities with Agriculture and Agri-Food Canada.

"The Hummingbird integrated system enhances the efficiency of the records management function and provides important additional functions such as routing audit trails, improved security, and ensures compliance with Federal legislation and Government Policy," adds Laroque.

In Australia, public-private utilities company, ActewAGL, uses Hummingbird RM to manage around 160,000 documents at multiple locations across the Australian Capital Territory (ACT), Australia. "We've used Hummingbird Enterprise to support our information management strategy for the last seven years, having found it to be the right solution at the right price, and have discovered that each new version has continued to offer functionality that helps us meet the ongoing challenges facing an organization such as ours," said Richard Blundell, IT Applications Manager, Business Systems and Commercial Development Division at ActewAGL.

Valid Information Systems, a Hummingbird company, is the leading provider of e-Government solutions in the UK and is the UK's largest supplier of integrated document and records management systems (EDRMS). Built on open standards, the solution is designed to meet current and emerging e-Government standards and legislation including the Freedom of Information Act and the Data Protection Act.

The Office of Government Commerce (OGC), an office of HM Treasury in the UK, will be deploying Valid's solution to manage all documentation - whether paper or electronic - store it, share it and file it according to any number of statutory requirements, enabling the organization to comply with the Freedom of Information Act and Data Protection Act.

Nic Hopkins, Director of Customer Systems and Services Division at OGC, says, "We have been able to implement our Retriever system using the Hummingbird solution in a very short period of time. Teams within OGC are already experiencing improvements in their ability to store and retrieve documents and records."

The Hummingbird Enterprise comprehensive suite of practice management solutions continues to be the leading choice in the legal market. Hummingbird company, LegalKEY(R) Technologies, consolidates and further strengthens Hummingbird's ability to deliver specific records, compliance and practice management solutions for the legal sector. These solutions are deployed by a prestigious list of customers that include top grossing law firms in the US, Canada, the UK and throughout Europe.

Based in the Southeast, Nelson Mullins Riley & Scarborough LLP experienced tremendous growth throughout the 1980s and 1990s. During that period, with more than 200 attorneys, they were faced with the challenges of managing massive amounts of records in five offices and two offsite facilities. The only solution for the Firm was records management from creation to disposition.

"Today, with more than 350 attorneys, nine offices, and four offsite facilities that includes a firm-operated storage facility that opened in 2004, we have a unified system for managing records firm-wide," said Barbara Embick, CRM, Records Manager, Nelson Mullins Riley & Scarborough. "By using LegalKEY, we are able to provide state-of-the-art records management by centralizing operations in a decentralized environment, all while controlling costs. Our future includes integration with the firm's document management system, moving towards an electronic records environment."

About Hummingbird Enterprise(TM)
Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, email or financial data - linking business processes, information and people. Our solutions are designed as modular applications that are fully interoperable with each other, enabling our customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

About Hummingbird
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. Our enterprise content management (ECM) solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition. Hummingbird Enterprise solutions enable organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation.

Founded in 1984, Hummingbird employs approximately 1450 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through our Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.

Hummingbird contacts:

Inder Duggal                                Michele Stevenson
Chief Financial Officer                     Manager, Media and Public Relations
Hummingbird Ltd.                            Hummingbird Ltd.
Tel: 416-496-2200 ext. 2205                 Tel: 416-496-2200 ext. 2623
inder.duggal@hummingbird.com                michele.stevenson@hummingbird.com

                                                                    Document 2

[HUMMINGBIRD GRAPHIC OMITTED]

            Hummingbird to Demonstrate Industry Leading End-to-End
                   Content Management Solutions at ARMA 2004

Toronto - October 1, 2004 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) solutions, today announced that it will showcase its Hummingbird Enterprise(TM) integrated suite of end-to-end content and records management solutions at ARMA 2004. ARMA International's 49th Annual Conference is being held in Long Beach, CA from October 3 to 6, 2004. Hummingbird will demonstrate its industry leading solutions at Booth #925.

The Hummingbird Enterprise platform is designed to address the diverse records management challenges faced by organizations today - especially those in financial services, insurance, health sciences, manufacturing, professional services and government - who face increasing regulatory and compliance pressures surrounding business information. The Hummingbird suite of technologies provides global customers with a completely secure, feature rich, standards-compliant records management solution as part of the Hummingbird Enterprise content management suite.

Visitors to the Hummingbird booth will view live demonstrations of how Hummingbird Enterprise meets comprehensive lifecycle management, learn about its unique e-mail management capabilities, and discover new mobility and instant messaging solutions. In addition, Hummingbird will showcase the company's comprehensive compliance and contract management solutions.

Also at the Hummingbird booth, additional focus is placed on industry-specific solutions such as the UK Office of Government Commerce and end-to-end matter lifecycle management solutions for the legal market.

Pre-Conference Session
----------------------

Saturday, October 2 - 12:15 p.m. - 1:15 p.m.

ARMA/AIIM Pre-Conference on Electronic Records Management (ERM): Issues and Solutions Luncheon Panel: Getting Straight Answers from ERM Suppliers

Hummingbird is participating on a vendor panel as part of its involvement in the ARMA eRecords Advisory Team convened earlier this year to help address the emerging challenges faced by records information management (RIM) practitioners related to electronic records and IT.

On the Exhibit Floor
Members of the Hummingbird product marketing team will present the following sessions:

Monday, October 4 - 11:00 a.m. - 11:50 a.m.
Content Lifecycle Management
----------------------------
In the past, many organizations chose to manage each stage of the content lifecycle independently, with disparate processes, systems, repositories, and technologies. Today, with directives to increase efficiencies while simultaneously improve accountability, an integrated system for the management of the entire content lifecycle is crucial to meet these goals. This session will explore issues concerning the creation, capture, review, finalization, management, distribution, preservation, and retirement of content assets.

3:00 p.m. - 4:15 p.m.

The RM Challenge of Electronic Communications
Hummingbird will review the technology trends that are driving an increasingly decentralized and distributed workforce, and highlight the areas that records managers need to watch most closely. Topics will include: ERM's fit into an enterprise content management (ECM) strategy; E-mail capture, storage & retention; Instant Messages as records; and mobile devices.

3:15 - 4:30 p.m.
The Promotable Records Manager: Ramping Up Your Skills in Technology, Part 2 This two-part session will focus on information and practical strategies RIM professionals need for ramping up skills and increasing their professional leverage. A panel of ERM suppliers will offer straight answers and insight about what IT needs from RIM professionals and answer questions about ERM program design and implementation, user requirements, and system purchases.


Monday, October 4 - 3:15 p.m. - 4:30 p.m.

Making the Move to a Paperless Office.
Hummingbird customer, Lynette Downing, a Certified Records Manager (CRM), from HLB Tautges Redpath Ltd., a Certified Public Accountant (CPA) and consulting firm, will examine how her organization made the transition to a paperless office and how integrated records management functions help manage the entire document/record life cycle. Ms. Downing will share benefits realized and lessons learned.


About Hummingbird Enterprise(TM)
Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, email or financial data - linking business processes, information and people. Our solutions are designed as modular applications that are fully interoperable with each other, enabling our customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

About Hummingbird
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. Our enterprise content management (ECM) solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition. Hummingbird Enterprise solutions enable organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation.

Founded in 1984, Hummingbird employs approximately 1450 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through our Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

Hummingbird contacts:

Inder Duggal                                Michele Stevenson
Chief Financial Officer                     Manager, Media and Public Relations
Hummingbird Ltd.                            Hummingbird Ltd.
Tel: 416-496-2200 ext. 2205                 Tel: 416-496-2200 ext. 2623
inder.duggal@hummingbird.com                michele.stevenson@hummingbird.com

                                                                    Document 3

[HUMMINGBIRD GRAPHIC OMITTED]

      Hummingbird 'Celebrating Success' at Summit 2005 in Miami, Florida

        Annual user conference to feature innovative technology and case study sessions by Hummingbird, its customers and partners;
         Tom Peters, co-author of In Search of Excellence, to deliver opening keynote on achieving business excellence
        -----------------------------------------------------------------

Toronto - October 5, 2004 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) solutions, today announced that its fifth annual worldwide conference and technology showcase, Summit 2005, will be held from February 7-9, 2005 at the Loews Miami Beach Hotel in Miami, Florida.

Summit 2005 will bring together Hummingbird customers, partners, resellers and integrators from around the world to preview new and innovative offerings, demonstrate and share best practices, and learn more about Hummingbird's integrated enterprise content management solutions. Participants will be able to network and interact with peers, as well as the management, sales and marketing, research and development and technical staff from Hummingbird.

"The theme for Summit 2005 is `Celebrating Success' which provides us with an opportunity to demonstrate and celebrate the success our customers and partners have enjoyed worldwide through the deployment of Hummingbird's integrated suite of technologies," said Fred Sorkin, Hummingbird Chairman and CEO. "We are celebrating our 20th anniversary this year and our theme also provides Hummingbird with an opportunity to acknowledge the past two decades of successful research, development and distribution of our industry-leading enterprise software solutions."

Summit 2005 attendees will hear from Hummingbird customers across various industry sectors who will demonstrate how they solved critical business challenges and provide participants with first-hand success stories about the measurable business value and competitive advantages they achieved by implementing Hummingbird technologies. In the Technology Showcase, Hummingbird partners and integrators will highlight their applications and business solutions available to complement and add substantial value to Hummingbird implementations.

Recognized by the Los Angeles Times as the "...father of the post-modern corporation," Tom Peters, co-author of In Search of Excellence, will deliver the opening keynote speech and offer his unique perspective on business, business life and business culture in today's evolving workplace.

In Search of Excellence, which Peters co-authored with Bob Waterman in 1982, was named by National Public Radio (in 1999) as one of the "Top Three Business Books of the Century," and ranked as the "greatest business book of all time" in a poll by Britain's Bloomsbury Publishing (2002). Peters has written a string of international bestsellers including Liberation Management touted as the "Management Book of the Decade."

In his most recent book, Re-imagine! Business Excellence in a Disruptive Age, ranked high on BusinessWeek's Best-Seller list for December 2003, Peters declares that in the "new strange world, defining excellence - let alone searching for it - will prove more and more elusive." In his thought-provoking keynote, Peters will look at the evolving workplace and how the new world of business works, exploring radical ways of overcoming outdated, traditional company values.

Peters' keynote will follow opening remarks from Hummingbird's executive team led by Fred Sorkin, who will discuss the company's strategic direction and key priorities for 2005.

Building on last year's conference, Hummingbird will offer attendees even more sessions to choose from, including technical educational sessions provided for the entire Hummingbird Enterprise suite of components. Industry-focused business solution sessions will include e-mail and compliance management, geographic information system implementations, correspondence management and contract management, and offer content lifecycle management solutions that address emerging communication platforms such as instant messaging and mobile devices.

In addition, attendees will be offered one-on-one consultation sessions with Hummingbird Technical and Professional Services staff as well as a number of hands-on workshops as part of the Summit breakout session program.

"Participants will discover the features and direction of new and existing Hummingbird products through sessions specifically focused on business value and business solutions," added Sorkin. "From our opening keynote presentation, to customer case studies, to in-depth business and technical solutions, every attendee will hear first-hand how to use Hummingbird technology to achieve their critical business goals."

Summit 2005 Registration
Registration for Summit 2005 is now open. Attendees registering before December 17th, 2004 will qualify for the special early bird discount. Complete conference and registration information is available at http://events.hummingbird.com/summit/2005/index.html. Visitors to the site may subscribe to receive the Hummingbird monthly e-newsletter, Expose, which will include the latest news on the event. The interactive Hummingbird "My Agenda" system, which will open by the end of October, will allow attendees to plan their Summit 2005 experience directly from the Web site.

About Hummingbird
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. Our enterprise content management (ECM) solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition. Hummingbird Enterprise solutions enable organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation.

Founded in 1984, Hummingbird employs approximately 1450 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through our Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com


Hummingbird contacts:

Inder Duggal                               Michele Stevenson
Chief Financial Officer                    Manager, Media and Public Relations
Tel: 416-496-2200 ext. 2205                Tel: 416-496-2200 ext. 2623
Inder.duggal@hummingbird.com               michele.stevenson@hummingbird.com

                                                                    Document 4

[HUMMINGBIRD GRAPHIC OMITTED]

    Hummingbird to Provide Enhanced Lotus Notes Integration for End-to-End
                 Enterprise Content Management and Compliance

 Hummingbird Enterprise(TM) to deliver advanced Enterprise Content Management and Records Management functionality from within the Notes Client

Toronto - October 12, 2004 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) solutions, today announced that Hummingbird Enterprise(TM) will provide out-of-the-box integration with Lotus Notes for advanced e-mail and business content management. Hummingbird Enterprise also provides comprehensive end-to-end matter lifecycle management integration with standard e-mail authoring tools including Microsoft Outlook and Novell GroupWise.

According to analyst estimates, over 35% of mission-critical business content is received via e-mail and stored within e-mail repositories, such as Lotus Notes. The result is the inability of the organization to control and manage the lifecycle of the business content, both for knowledge retention as well as risk mitigation purposes.

With the new Hummingbird Enterprise Lotus Notes Integration Module, organizations will be able to:
o Manage all critical business content and correspondence in a simple, intuitive and familiar way from within the Lotus Notes interface;
o Declare Notes content as records, empowering the organization to enforce retention and disposition rules for risk management and corporate compliance;
o Automatically profile correspondence in the Hummingbird Enterprise repository with a simple drag-and-drop, providing enterprises with the ability to manage their Notes content together with the rest of the enterprise knowledge;
o Attach documents or references to documents within the Hummingbird Enterprise repository to an e-mail message ensuring Lotus Notes users always have access to the appropriate version of the business document;
o Achieve productivity gains as users work with all business content from within the familiar Lotus Notes environment, requiring minimal training.

For Lotus Notes environments, Hummingbird Enterprise already provides the following functionality:
o The ability to conduct single, unified searches across multiple enterprise information sources including Lotus Notes e-mail and databases;
o Seamless access and interaction with Lotus Notes from within a portal framework;
o The ability to access Lotus Notes e-mail on mobile devices including BlackBerry(R), Windows Mobile(TM) Pocket PC and Palm-based devices

"A big part of our business knowledge is in e-mails sent and received through our Lotus Notes e-mail system," said Tony Cordeiro, CIO, from global law firm, Shearman & Sterling LLP. "We look forward to working with Hummingbird in managing this content more easily with their tools and to provide access to other enterprise content through the familiar Lotus Notes interface with which our users are already accustomed."

Australian law firm, Corrs Chambers Westgarth has customized its Hummingbird Enterprise Document Management (DM) system to work with the firm's Lotus Notes e-mail system. The Corrs E-mail Profile allows attorneys to save sent or received e-mails directly to DM from within Lotus Notes with all relevant information automatically recorded about the e-mail. This saved information can then be used to search for the document or e-mail when required.

"So much of our communication with clients is done by e-mail, so integrating our Lotus Notes e-mail system with our DM system was a crucial requirement for our firm. With 1,000 staff, spread across several offices throughout Australia, it is imperative that we have a single national system," said Vic Wotherspoon, CIO, Corrs Chambers Westgarth. "Notes users can save directly to DM without having to profile e-mail messages from the Sent Box. All e-mail messages are part of the DM system and can be stored within particular Client or Matter folders, along with the relevant documents, allowing our attorneys to view and manage all content from one familiar environment."

"E-mail volume is increasing with inescapable velocity, challenging the abilities of many organizations to capture critical business content for knowledge preservation and records retention purposes," said Andrew Pery, chief marketing officer and senior vice president, Hummingbird Ltd. "With the Hummingbird Enterprise Lotus Notes Integration Module, Hummingbird will be delivering unequaled functionality to unlock valuable enterprise content that resides in Lotus Notes."

The Hummingbird Enterprise Lotus Notes Integration Module is expected to be available in Q1, 2005.


About Hummingbird Enterprise(TM)
Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, email or financial data - linking business processes, information and people. Our solutions are designed as modular applications that are fully interoperable with each other, enabling our customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

About Hummingbird
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. Our enterprise content management (ECM) solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition. Hummingbird Enterprise solutions enable organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation.

Founded in 1984, Hummingbird employs approximately 1450 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through our Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.

Hummingbird contacts:
Inder Duggal                               Michele Stevenson
Chief Financial Officer                    Manager, Media and Public Relations
Tel: 416-496-2200 ext. 2205                Tel: 416-496-2200 ext. 2623
Inder.duggal@hummingbird.com               michele.stevenson@hummingbird.com

                                                                    Document 5

[HUMMINGBIRD GRAPHIC OMITTED]

  Hummingbird Enterprise(TM) Content Integration Delivers Unique Solution to
             Improve Security and Management of Enterprise Content

      Comprehensive, secure, and scalable framework for content and data integration solutions extends the value of Hummingbird Enterprise(TM)

Toronto - October 12, 2004 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) solutions, today announced the availability of Hummingbird Enterprise(TM) Content Integration to deliver a unique solution for consolidating, migrating, centralizing and standardizing both structured and unstructured data. The content integration capabilities of Hummingbird Enterprise enable customers to maximize the value of their ECM deployments by allowing businesses to easily and securely exchange and share valuable enterprise data across their enterprise quickly and efficiently, simplifying administration, improving productivity and reducing costs.

"We have many customers from various industry sectors who are engaged in initiatives to consolidate distributed content management applications into centralized deployments," said Andrew Pery, chief marketing officer and senior vice president, Hummingbird Ltd. "We offer our customers readily deployable tools and resources to cost effectively consolidate and integrate metadata and content from distributed repositories to a centralized environment. Hummingbird Enterprise Content Integration helps organizations better access, understand and manage their data assets and also realize IT efficiency gains."

Hummingbird Enterprise Content Integration addresses key market requirements for enterprise integration. The data integration tools merge and consolidate information from multiple document management libraries on an enterprise-wide basis. Content can be shared across each of the components of Hummingbird Enterprise, providing customers with a unified view of their enterprise content - enterprise content that is accessible, meaningful and actionable. By making business content traceable, secure and auditable, organizations can meet business continuity and corporate governance requirements while at the same time optimize performance and reduce risk exposure.

Many Global 2000 organizations are already deploying Hummingbird's data integration offering for mission-critical data extraction, transformation and integration projects such as consolidating data from multiple libraries into a single, centralized repository, and synchronizing and replicating multiple Hummingbird Enterprise systems. The exchange and integration of data is managed within the Hummingbird Enterprise system, as well as with other critical enterprise systems and applications.

"Hummingbird Enterprise Content Integration offers a suite of tools that can be used to integrate data between Hummingbird Enterprise and external applications, allowing our customers to exchange data beyond Hummingbird Enterprise," added Pery. "The resulting enterprise solution represents a truly valuable business benefit with rapid and significant return on investment."

For more information, please visit:
http://www.hummingbird.com/products/enterprise/content_integration/index.html

About Hummingbird Enterprise(TM) Content Integration
Hummingbird Enterprise Content Integration represents a new generation of enterprise integration, which allows Hummingbird Enterprise content to be shared across each of the components of Hummingbird Enterprise 2004. This provides organizations with a unified view of their enterprise content - enterprise content that is accessible, meaningful and actionable.

Hummingbird Enterprise Content Integration can be used in the context of Hummingbird Enterprise 2004 content management system to provide data integration capabilities between data sources and target systems for migrating and consolidating repositories without programming or data staging. Hummingbird Enterprise Content Integration includes the feature rich capabilities of Hummingbird Genio(R) 5.1 and Hummingbird Met@Data(TM) 2.0, the latest versions of its industry-leading data integration platform and metadata management solution. Through Hummingbird Genio, the exchange and integration of data is managed within the Hummingbird Enterprise 2004 system, as well as with other critical systems. Hummingbird Met@Data, featuring completely integrated and comprehensive metadata management capabilities, delivers key information about Hummingbird Enterprise 2004 in order to help organizations better access, understand and manage their data assets.

About Hummingbird
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. Our enterprise content management (ECM) solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition. Hummingbird Enterprise solutions enable organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation.

Founded in 1984, Hummingbird employs approximately 1450 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through our Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.


Hummingbird contacts:
Inder Duggal                                Michele Stevenson
Chief Financial Officer                     Manager, Media and Public Relations
Tel: 416-496-2200 ext. 2205                 Tel: 416-496-2200 ext. 2623
Inder.duggal@hummingbird.com                michele.stevenson@hummingbird.com

                                                                    Document 6

[HUMMINGBIRD GRAPHIC OMITTED]

       Hummingbird Delivers Complete Data Integration Offering with the
                 Release of Hummingbird Integration Suite(TM)

        Comprehensive suite bridges the management of unstructured and structured business content while also supporting more advanced data integration and metadata management initiatives

Toronto - October 13, 2004 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) solutions, today announced the release of Hummingbird Integration Suite(TM). The comprehensive offering extends Hummingbird's strategy to deliver industry leading enterprise content management solutions, bridging the management of unstructured and structured business content, while continuing to meet the needs of customers for more advanced data integration and metadata management capabilities.

Hummingbird Integration Suite addresses current and future data integration market requirements including the evolution of the Extract, Transform, and Load (ETL) market, the Enterprise Application Integration (EAI) market, and emerging integration requirements such as Enterprise Information Integration
(EII), offering more real-time data integration. The release includes the feature rich capabilities of Hummingbird Genio(R) 5.1 and Hummingbird Met@Data(TM) 2.0, the latest versions of its industry-leading data integration platform and metadata management solution.

"Most enterprises today generate raw data and content from a variety of different hardware platforms, databases and corporate applications. Accessing, organizing and preserving the business-critical content remains one of the single-biggest challenges for an enterprise," said Andrew Pery, chief marketing officer and senior vice president, Hummingbird Ltd. "Hummingbird Integration Suite connects any data source to any target system throughout the enterprise, consolidating all information system components. The data integration capabilities convert this data into accurate, consistent, and timely information enabling businesses to exchange and share valuable enterprise content, both structured and unstructured, quickly and efficiently."

An increasing number of organizations are turning to ETL tools for non-data warehouse projects like database consolidation, migration and synchronization. Hummingbird correctly anticipated the growing demand for data and content integration tools and this integrated solution provides a significant competitive differentiator and value for Hummingbird Enterprise customers who have requirements for consolidating and migrating distributed content into a centralized environment.

Customers using Hummingbird's data integration and metadata management solutions will stand to benefit from many of the feature enhancements inherent in the latest release.

Hummingbird Genio 5.1 includes architectural and performance enhancements that provide customers with superior ease of use, efficiency and productivity benefits. The availability of Genio 5.1 on Linux platforms provides enterprise customers with the cost effective solution they require, offering smaller organizations the same powerful data integration capabilities used by larger organizations. Customers can take advantage of the flexibility, benefits and performance of the Linux operating system thereby lowering their total cost of ownership.

Hummingbird Met@Data 2.0 extends metadata management functionality and enhanced metadata integration, including integration with Hummingbird Enterprise(TM) and Hummingbird BI(TM), Hummingbird's Business Intelligence offering, delivering unified access to all metadata sources across an organization.

Businesses can use the Hummingbird Integration Suite for many different data integration projects within their organizations, such as decision support systems, data archiving, reconciliations, regulation compliance and auditing and application migrations and implementations. Customers can integrate mission-critical data generated by ERP, CRM, and various legacy systems, residing in multiple applications, databases and other repositories.

Ranbaxy Laboratories, the largest pharmaceutical company in India, distributes products to more than 100 different countries. Before deploying Hummingbird Genio, the company had an ERP application as the base for a host of other systems to capture information from multiple data sources, including SAP as well as Microsoft SQL and Microsoft Excel database formats, resulting in isolated islands of data.

"Hummingbird Genio has enabled us to tie together our multiple information sources, including our SAP applications, and consolidate enterprise-wide data into our data mart for reporting and analysis," said Vijay Sethi, director, business solutions, Ranbaxy Laboratories Ltd. "The consolidation of enterprise-data, including financial, sales, and product information, empowers our management to make faster and better decisions."

Hummingbird Integration Suite is now available. For more information, please visit: http://www.hummingbird.com/products/etl/overview.html


About Hummingbird Integration Suite(TM)
--------------------------------------
Data integration and metadata management solutions from Hummingbird provide flexible, powerful and user-friendly tools that enable companies to get the best out of their data assets. Hummingbird Integration Suite consists of a data integration solution, Hummingbird Genio(R), that transforms, enriches and directs information across multiple enterprise systems and applications; and a metadata management solution, Hummingbird Met@Data(TM), which ties and links all information system components though their metadata. This enterprise solution provides seamless access to all metadata sources enabling knowledge workers to gain access to valuable information, and making the time they spend locating and retrieving information more productive.

About Hummingbird
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. Our enterprise content management (ECM) solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition. Hummingbird Enterprise solutions enable organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation.

Founded in 1984, Hummingbird employs approximately 1450 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through our Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.

Hummingbird contacts:

Inder Duggal                                Michele Stevenson
Chief Financial Officer                     Manager, Media and Public Relations
Tel: 416-496-2200 ext. 2205                 Tel: 416-496-2200 ext. 2623
Inder.duggal@hummingbird.com                michele.stevenson@hummingbird.com

                                                                    Document 7

[HUMMINGBIRD GRAPHIC OMITTED]

                             FOR IMMEDIATE RELEASE
-------------------------------------------------------------------------------

    Barry Litwin appointed CEO of Hummingbird; Fred Sorkin remains Chairman

Toronto - October 21, 2004 -- Hummingbird Ltd. (TSX: "HUM" and NASDAQ:
"HUMC"), a leading global provider of integrated enterprise content management
(ECM) solutions, today announced on behalf of the Board of Directors, that Fred Sorkin will step down as CEO, effective December 1, 2004, and Barry Litwin, the current President, will be appointed CEO. Fred Sorkin will remain Chairman of the company.

Hummingbird was founded by Mr. Sorkin along with Mr. Litwin 20 years ago and they have led the company to its current level. For the last several years, Mr. Litwin has managed the company's day-to-day operations.

"We have spent 20 years in bringing the company to its present strong position and this move represents a logical transition of leadership," said Fred Sorkin, Hummingbird Chairman and Chief Executive Officer. "This change is a result of the company's long term succession planning. I will spend my time on strategic planning and business development and leave the operations to Barry," added Sorkin.

About Hummingbird

Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing approximately 1430 people in nearly 40 offices around the world. Hummingbird's revolutionary Hummingbird Enterprise(TM), an integrated information and knowledge management solution suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise(TM) creates a 360-degree view of enterprise content with a portfolio of products that are both modular and interoperable. Today, five million users rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: www.hummingbird.com

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.

Hummingbird Contacts:

Inder Duggal                                 Michele Stevenson
Chief Financial Officer                      Corporate Communications Manager
Hummingbird Ltd.                             Hummingbird Ltd.
Tel: 416 496-2200 ext. 2205                  Tel: 416 496-2200 ext. 2263
Fax: 416 496-2207                            Fax: 416 496-2207
inder.duggal@hummingbird.com                 michele.stevenson@hummingbird.com

                                                                    Document 8

[HUMMINGBIRD GRAPHIC OMITTED]


                             FOR IMMEDIATE RELEASE
-------------------------------------------------------------------------------

         HUMMINGBIRD REPORTS CONTINUED GROWTH IN SALES AND EARNINGS IN
                                FOURTH QUARTER
       Total Sales up by 11.1%; Hummingbird Enterprise Sales up 15.2%;
                           Adjusted EPS up by 17.1%


Toronto - October 21, 2004 - Hummingbird Ltd. (TSX: "HUM" and NASDAQ: "HUMC"), a leading global provider of integrated enterprise content management (ECM) solutions, today reported its consolidated results for the fourth quarter and year ended September 30, 2004. The financial figures in this release are reported in U.S. dollars in accordance with U.S. generally accepted accounting principles, except where noted.


------------------------------------------------------------------------------------------------
SUMMARY OF FINANCIAL RESULTS                                                    U.S. GAAP
(millions of U.S dollars except share data)

                                                 Three Months Ended            Year Ended
                                                     September 30             September 30
                                                     ------------             ------------
                                                   2004       2003          2004         2003
                                                   ----       ----          ----         ----


Sales                                              59.3       53.4          220.2        192.6

Net Income (loss)                                   3.7       (1.4)           6.9          3.7

Diluted Earnings (Loss) Per Share                   0.21      (0.08)          0.39         0.21

Diluted Number of Shares (millions)                17.6       17.6           17.7         17.9

Adjusted Net Income (Note)                          7.1        6.2           24.7         21.8

Adjusted Diluted Earnings Per Share                 0.41       0.35           1.40         1.22

Adjusted Diluted Number of Shares (millions)       17.6       17.6           17.7         17.9

Note: Adjusted Net Income comprises Net Income excluding amortization of intangibles, in-process research and development expense, and deferred income tax rate adjustments all net of related taxes.


"We are extremely pleased with our Q4 performance, which caps a very successful fiscal 2004," said Fred Sorkin, Chairman and Chief Executive Officer, Hummingbird Ltd. "I am happy to report that in fiscal 2004 we have successfully executed our strategy to accelerate revenue growth in the Enterprise Content Management market segment. We have created shareholder value, a consistent record of positive cash flow from operations and quarter-over-quarter growth in our enterprise content management solutions business. Our continued revenue growth and strong earnings performance are the direct result of investments made in delivering an integrated Enterprise Content Management platform that enable us to focus on high value content life cycle management solutions across multiple industries."

Summary of Q4 FY04 Accomplishments

Operational Highlights

o Hummingbird achieved market leadership among its peer group of competitors in the Smart Enterprise Suite market segment. The Smart Enterprise Suite market segment is defined by the Gartner Group as the convergence of enterprise portal, content management and team collaboration markets. Gartner positioned Hummingbird in the Leaders Quadrant in its 2004 Smart Enterprise Suite (SES) Magic Quadrant.
o Announced this week at the Gartner ITxpo Symposium in Orlando, Florida, Gartner positioned Hummingbird in the Leaders Quadrant in its 2004 Enterprise Content Management (ECM) Magic Quadrant, which represents the convergence of the Integrated Document Management and Web Content Management market segments. Hummingbird's position in the Leaders Quadrant validates the strengths of Hummingbird Enterprise as an industry leading Enterprise Content Management platform and its success in market penetration.
o Successful execution of incremental revenue growth strategy to up-sell Hummingbird Enterprise components to Hummingbird's installed base of customers.
o Focus on customer retention and loyalty program that continues to yield high margin maintenance renewal revenues.
o Strong market leadership in our core legal and government market segments by delivering targeted enterprise content life cycle management solutions such as practice management, correspondence management and agenda management. These solutions are designed to build upon and extend the value of core Hummingbird Enterprise document management installations within our installed base in legal and government sectors.
o Acceptance for cross industry solutions such as Contract Management, Compliance and Integrated Geographic Information Management and Content Management solutions.
o Increased traction and revenue arising from Hummingbird's diversification strategy beyond its core vertical industry segments. In fiscal Q4 Hummingbird demonstrated accelerated traction within the financial services and manufacturing market segments for solutions such as deal/portfolio management and capital projects management.

Product Investments

In fiscal 2004 Hummingbird continued to execute its plan to further consolidate and integrate the Hummingbird Enterprise offering, while delivering new functionality to provide the most comprehensive enterprise content management platform to meet customer's needs. With the release of Hummingbird Enterprise 2004, Hummingbird provided customers with a stronger foundation to build process centric, scalable enterprise content management solutions.

"Fiscal 2004 was a significant year for Hummingbird. The success of our strategy is evidenced by the continued shift in distribution of revenue between our connectivity and enterprise content management lines of business, and the continued quarter-over-quarter and year-over-year top line growth of our ECM business; while demonstrating prudent fiscal management through continued positive cash flow from operations and net margin contribution," added Sorkin.

"As we celebrate our 20th anniversary this year we are looking ahead to an exciting future for the company by continuing to strengthen our market leadership in the Enterprise Content Management market," said Sorkin.

Financial Highlights

Sales for the quarter ended September 30, 2004 were $59.3 million, representing a 11.1% increase from the quarter ended September 30, 2003, and a sequential increase of 5.5% over the third quarter ended June 30, 2004.

Hummingbird Enterprise revenues for the quarter were $41.1 million, a 15.2% increase from the same quarter last year.

Adjusted net income in the current quarter was $7.1 million, compared to $6.2 million in the fourth quarter of last year, up by 14.9%. Adjusted diluted earnings per share (based on adjusted net income) for this quarter was $0.41, compared to $0.35 for the corresponding period last year.

Adjusted net income is presented because management considers it to be a better metric to evaluate and compare the Company's quarterly performance of its core business since it excludes certain non-cash and non-recurring expenses. In addition, it is the primary method which management uses to plan and forecast the Company's results. Adjusted net income is not a recognized measure under Canadian or U.S. GAAP and the Company's method of calculating adjusted net income may differ from, and accordingly may not be comparable to, similarly titled measures used by other companies. Adjusted net income should not be considered in isolation and its presentation should not be construed as an alternative to net income, determined in accordance with Canadian or U.S. GAAP, as an indicator of the Company's performance.

Expenses for the current quarter, excluding amortization of intangibles and in-process research and development expenses, increased to $41.1 million, compared to $37.7 million for the fourth quarter of the previous fiscal year. This rise is primarily due to increased sales and marketing expenses to support the higher level of sales in the current year.

For the fourth quarter of fiscal 2004, Hummingbird reported a net income of $3.7 million, compared to a net loss of $1.4 million for the same quarter of last year. The diluted earnings per share of $0.21 in the current quarter compares to a diluted loss per share of $0.08 for the similar quarter of prior year.

Sales for the year ended September 30, 2004 were $220.2 million, an increase of 14.4% over the previous year. Expenses, excluding amortization of intangibles, and in-process research and development expense increased by 11.3% to $156.3 million for the year ended September 30, 2004 compared to the prior year. Net income for the current year is $6.9 million resulting in a diluted earnings per share of $0.39, compared to net income of $3.7 million and diluted earnings per share of $0.21 last year.

Adjusted net income for the current year was $24.7 million, compared to $21.8 million for the year ended September 30, 2003. Adjusted diluted earnings per share for the current year, based on adjusted net income, were $1.40, compared to $1.22 for the prior fiscal year.

Total assets as at September 30, 2004 were $371.7 million, compared to $367.7 million as at June 30, 2004. The Company's cash position, including short-term investments, was $130.5 million as at September 30, 2004. Cash flow generated from operations for the current quarter was $10.1 million. Deferred revenue was lower at $65.5 million, down from $67.3 million as at June 30, 2004.

In accordance with Canadian generally accepted accounting principles, the Company reported a net income of $3.4 million and diluted earnings per share of $0.19 for the quarter ended September 30, 2004, compared to a net income of $1.2 million and diluted earnings per share of $0.07 for the same period last year. For the year ended September 30, 2004, the Company reported a net income of $4.8 million and a diluted earnings per share of $0.27, compared to a net income of $5.4 million and diluted earnings per share of $0.30 for the fiscal year 2003.

About Hummingbird

Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing approximately 1430 people in nearly 40 offices around the world. Hummingbird's revolutionary Hummingbird Enterprise(TM), an integrated information and knowledge management solution suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise(TM) creates a 360-degree view of enterprise content with a portfolio of products that are both modular and interoperable. Today, five million users rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: www.hummingbird.com

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.


Hummingbird Contacts:

Inder Duggal                              Michele Stevenson
Chief Financial Officer                   Corporate Communications Manager
Hummingbird Ltd.                          Hummingbird Ltd.
Tel: 416 496-2200 ext. 2205               Tel: 416 496-2200 ext. 2263
Fax: 416 496-2207                         Fax: 416 496-2207
inder.duggal@hummingbird.com              michele.stevenson@hummingbird.com

                                                                    Document 9

[HUMMINGBIRD GRAPHIC OMITTED]

         The City of Rotterdam Selects Hummingbird Enterprise(TM) For
           Municipality-Wide Document and Records Management System

      Hummingbird System Will Help City Streamline Operational Processes
                       and Improve Services to Citizens


Toronto - October 25, 2004 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) solutions, today announced that The City of Rotterdam has selected Hummingbird Enterprise(TM) to provide its municipal office workers with an integrated electronic document and records management system. Up to 8,000 municipal staff, within and across every department, will be able to store, manage, retrieve and share paper and electronic documents from a central repository, enabling faster, more efficient and secure access to a wide variety of content, improving services and information sharing with citizens.

The City of Rotterdam regularly deals with requests, questions and complaints from citizens for many matters including house building, traffic and transportation, land development policies, public housing and development of business sites. The Hummingbird Enterprise document management (DM) and records management (RM) system will help streamline the various operational processes for the benefit of staff and citizens alike.

Municipality workers will be able to store all electronic documents including correspondence, spreadsheets, database records and e-mail memos as well as attachments, in a centralized workspace. The powerful search and retrieval tools make this information easily available to manage and share across the departments and all personnel will be able to store documents into the DM repository - a task formerly reserved only for the documentation staff. With the Hummingbird system, the Municipality official responsible for handling the inquiry or complaint is also indicated. Workers will be able to monitor the status and the progress will be available to all authorized personnel at all times with the option of also providing the relevant information to citizens.

LogicaCMG, a long-standing Hummingbird partner based in The Netherlands, recommended Hummingbird DM and RM to The City of Rotterdam based on the robust, interoperable components of Hummingbird Enterprise and the highest usability and functionality of the combined suite of products. Working jointly with LogicaCMG, Hummingbird will supply the technical know-how and take care of the implementation of the software while LogicaCMG will handle the system integration and project management of the Hummingbird system for the City.

"We chose the Hummingbird RM and DM software because it offers the most optimal fit for the requirements of the municipality of Rotterdam for their document management system," said Richard Bremer, associate director, LogicaCMG. "A unique element of our proposition has been the teaming with Hummingbird Benelux. This cooperation offers the best expertise and guarantees a successful implementation."

Mr. Roger C. Kleinekoort, program manager for Enterprise Hummingbird Implementation with the City of Rotterdam said, "We identified Hummingbird Enterprise as the best possible solution for our enterprise content management requirements following extensive market research of the top document and records management vendors in the industry. The deciding factor in the judgement process of the future users was the wide variety of functionalities, the support for open standards, and the integrated architecture of the Hummingbird DM, RM and Workflow systems."

"Hummingbird continues to attract and retain customers who are looking for solutions to help leverage enterprise information so they can improve business-critical processes and build solid records management practices," said Tony Heywood, senior vice-president, EMEA, Hummingbird Ltd. "The City of Rotterdam will deploy a secure, standards-compliant system that will allow staff to access and share all documents and records, regardless of type, across the municipality. By automating its paper-based system, the city will provide its citizens with an effective, efficient and responsive municipal authority."

About The City of Rotterdam
The City of Rotterdam is a city of many cultures, entrepreneurs and of continuous development. It is a city that offers a lot of space, water, possibilities, events and attractions. Rotterdam has 27,000 employees and is the biggest employer of Western Holland. The employees work for over 600,000 inhabitants on the development, maintenance and management of both city and harbour. The organization consists of more than 30 companies, 11 sub-cities, an advisory board and a City Counsel.

About LogicaCMG
LogicaCMG is a major international force in IT services and wireless telecoms. It provides management and IT consultancy, systems integration and outsourcing services to clients across diverse markets including telecoms, financial services, energy and utilities, industry, distribution and transport and the public sector. Formed in December 2002, through the merger of Logica and CMG, the company employs around 20,000 staff in offices across 34 countries and has nearly 40 years of experience in IT services. Headquartered in Europe, LogicaCMG is listed on both the London and Amsterdam stock exchanges (LSE:
LOG; Euronext: LOG).

About Hummingbird Enterprise(TM)
Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, email or financial data - linking business processes, information and people. Our solutions are designed as modular applications that are fully interoperable with each other, enabling our customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

About Hummingbird
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. Our enterprise content management (ECM) solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition. Hummingbird Enterprise solutions enable organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation.

Founded in 1984, Hummingbird employs approximately 1450 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through our Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

For further information, please contact:

Inder Duggal                                 Michele Stevenson
Chief Financial Officer                      Manager, Media and Public Relations
Hummingbird Ltd.                             Hummingbird Ltd.
Tel: 416-496-2200 ext. 2205                  Tel: 416-496-2200 ext. 2623
Inder.duggal@hummingbird.com                 michele.stevenson@hummingbird.com

                                                                   Document 10

[HUMMINGBIRD GRAPHIC OMITTED]

   Hummingbird Positioned in the Leader Quadrant in 2004 Enterprise Content
                        Management (ECM) Magic Quadrant

   Research report evaluates completeness of vision and ability to execute in rapidly evolving ECM market

Toronto - October 26, 2004 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) solutions, today announced that Gartner, Inc. (NYSE: IT and ITB), a leading technology research and advisory firm, has positioned Hummingbird in the Leader Quadrant in the Enterprise Content Management Magic Quadrant, 2004*.

Gartner defines leaders as vendors who are performing well today, have a clear vision of market direction and are actively building competencies to sustain their leadership position in the market.

According to the Research Note of October 19, 2004, entitled: "Magic Quadrant for Enterprise Content Management, 2004"(1), vendors in the ECM Leader quadrant have proven enterprise scalability and can deliver a comprehensive ECM suite by providing the core ECM components that include:
o Document Management for check-in/check-out, version control, security and library services for business documents;
o Web Content Management for automating the webmaster bottleneck, managing dynamic content and content authoring;
o Records Management for legal or regulatory purposes, long-term archiving, and automation of retention and compliance policies;
o Document capture and document imaging for capturing and managing paper documents;
o Document-centric collaboration for document sharing and supporting project teams;
o Workflow for supporting business processes and routing content, assigning work tasks and states, and creating audit trails.

Gartner's first Enterprise Content Management Magic Quadrant evaluates technology companies for their ability to execute and completeness of vision. According to Gartner, in a content management context, vendors in the ECM Leaders quadrant "have strong channel partners, a presence in multiple regions, consistent financial performance, broad platform support and good customer support, and they dominate in one or more technology or vertical markets."

"Our positioning in the Leaders Quadrant of Gartner's ECM Magic Quadrant is confirmation of the strength of Hummingbird Enterprise(TM) as an industry leading Enterprise Content Management platform," said Andrew Pery, chief marketing officer and senior vice president, Hummingbird Ltd.

"With the release of Hummingbird Enterprise 2004, we further consolidated and integrated our ECM offering to deliver enhanced functionalities. We have also been very successful in diversifying our enterprise content management business with highly differentiated line of business solutions in areas such as Contract Management, Geographic Information Systems, Content Lifecycle Management and Records Management, and Correspondence Management, all designed to solve critical business challenges within specific departments or across the enterprise," said Pery.

For the full report, please visit www.gartner.com.

------------------------
1 Gartner, Inc. Research Note of October 19, 2004, entitled: "Magic Quadrant for Enterprise Content Management, 2004," is co-authored by research directors: Karen Shegda and Toby Bell; vice presidents: Kenneth Chin and Debra Logan; and Tom Eid, principal analyst in Gartner Dataquest.

*The Magic Quadrant is copyrighted October 19, 2004 by Gartner, Inc. and is reused with permission. The Magic Quadrant is a graphical representation of a marketplace at and for a specific time period. It depicts Gartner's analysis of how certain vendors measure against criteria for that marketplace, as defined by Gartner. Gartner does not endorse any vendor, product or service depicted in the Magic Quadrant, and does not advise technology users to select only those vendors placed in the "Leaders" quadrant. The Magic Quadrant is intended solely as a research tool, and is not meant to be a specific guide to action. Gartner disclaims all warranties, express or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

About Hummingbird Enterprise(TM)
Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, email or financial data - linking business processes, information and people. Our solutions are designed as modular applications that are fully interoperable with each other, enabling our customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

About Hummingbird
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. Our enterprise content management (ECM) solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition. Hummingbird Enterprise solutions enable organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation.

Founded in 1984, Hummingbird employs approximately 1450 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through our Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

For further information, please contact:

Inder Duggal                                 Michele Stevenson
Chief Financial Officer                      Manager, Media and Public Relations
Hummingbird Ltd.                             Hummingbird Ltd.
Tel: 416-496-2200 ext. 2205                  Tel: 416-496-2200 ext. 2623
Inder.duggal@hummingbird.com                 michele.stevenson@hummingbird.com

SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     Hummingbird Ltd.
                                            ----------------------------------
                                                         (Registrant)


Date:   October 29, 2004                    By: /s/ Inder P.S. Duggal
        -------------------                     ------------------------------
                                                              (Signature)
                                                Inder P.S. Duggal
                                                Chief Financial Officer and
                                                Chief Controller